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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         Simione Central Holdings, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                    828654301
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                                 (CUSIP Number)
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
 Marc R. Paul, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W., Washington, DC 20006 (202) 452-7000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 12, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 828654301                                                  Page 2 of 6

==============================================================================================================================
1     Name of Reporting Person:  John E. Reed
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2     Check the Appropriate Box if a Member of a Group                                                           (a) [ ]
                                                                                                                 (b) [X]
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3     SEC Use Only

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4     Source of Funds
                                                              PF
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5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                        [ ]

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6     Citizenship or Place of Organization
                                                   United States
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7     Sole Voting Power
                                                   404,041(1)(2)

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8     Shared Voting Power
                                                   560,341(1)(3)

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9     Sole Dispositive Power
                                                  404,041 (1)(2)

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10    Shared Dispositive Power
                                                   560,341(1)(3)

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11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                               964,382 (1)(2)(3)

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12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                                          [X]

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13    Percent of Class Represented by Amount in Row (11)
                                                    22.7 percent

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14    Type of Reporting Person
                                                              IN

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

SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split effective March 7, 2000.

(2)    Includes 398,406 shares issuable upon conversion of Series D Preferred
       Stock.

(3) Excludes 2,267 shares of common stock which are held by Mr. Reed's wife and 3,267 shares of common stock which are held by a family trust for which he is not trustee, to which he disclaims ownership. Excludes 291,842 shares of common stock which are held by Mr. Reed as trustee for various family trusts, but for which he disclaims beneficial ownership. Includes 89,458 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which Mr. Reed is the trustee and of which he and a family trust are the beneficiaries. Includes 470,883 shares of common stock held by family trusts for the benefit of Mr. Reed. Does not include 400,000 shares issuable upon exercise of a warrant issued to Mestek, Inc. ("Mestek") in the merger of MCS, Inc. ("MCS") and Simione Central Holdings, Inc. ("Simione") and 490,396 shares issuable upon exercise of a warrant issued to Mestek in connection with Mestek's relinquishment of certain voting rights (collectively, the "Mestek Warrants"). Does not include approximately 378,295 shares issuable upon an option ("Mestek Option") issued to Mestek in the MCS merger. The Mestek Option only vests as existing Simione options, warrants or conversion rights are exercised. Mr. Reed expressly disclaims beneficial ownership of all shares of Common Stock underlying the Mestek Warrants and the Mestek Option.


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CUSIP No. 828654301                                                  Page 3 of 6



       John E. Reed ("Mr. Reed") hereby amends his Schedule 13D as filed on March 17, 2000, and as amended by amendment no. 1 filed on April 18, 2000 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Simione Central Holdings, Inc., a Delaware corporation (the "Company").

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Mr. Reed purchased 398,406 shares of Series D Preferred Stock, par value $.001 per share ("Series D Stock") of the Company pursuant to that certain Series D Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 12, 2000 by and between the Company and Mr. Reed for an aggregate consideration of approximately $1,000,000. The parties to the Stock Purchase Agreement have agreed that the funding of the $1,000,000 will occur the week of June 19, 2000. Mr. Reed will use personal funds to purchase the Series D Stock of the Company.

Item 4. PURPOSE OF TRANSACTION

       Item 4 of the Schedule 13D is amended by replacing Item 4 with the following:

       On June 12, 2000, Mr. Reed acquired 398,406 shares of Series D Stock from the Company pursuant to the Stock Purchase Agreement. In consideration for the shares of Series D Stock, Mr. Reed paid the Company approximately One Million Dollars ($1,000,000). The parties to the Stock Purchase Agreement have agreed that the funding of the $1,000,000 will occur the week of June 19, 2000. Mr. Reed may, upon his election, at any time after the date of issue ("Original Issue Date") of the Series D Stock, convert such shares of Series D Stock into shares of Common Stock of the Company. Each share of Series D Stock is convertible into a whole number of shares of Common Stock determined by dividing the original purchase price of $2.51 by the conversion price. The conversion price is currently $2.51 per share and is subject to adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the conversion price in the event of any subsequent issuance by the Company of Common Stock at a per share purchase price of less than $2.51. The mechanism also provides for adjustments for stock splits, stock dividends, or share reclassifications. The 398,406 shares of Series D Stock are currently convertible into 398,406 shares of Common Stock.

       Mr. Reed entered into the Stock Purchase Agreement to purchase the Series D Stock with the purpose of acquiring a significant equity interest in the Company. In the Stock Purchase Agreement, Mr. Reed represents, among other things, that he is entering into the Stock Purchase Agreement for investment purposes only and not with a view to, or for, resale or distribution of the Series D Stock or the Common Stock issuable upon conversion of the Series D Stock.


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CUSIP No. 828654301                                                  Page 4 of 6


       The Stock Purchase Agreement provides Mr. Reed with registration rights whereby the Company will, upon written request of Mr. Reed and no earlier than six months following execution of the Stock Purchase Agreement, effect up to three registrations of Common Stock received by Mr. Reed upon any conversion of the Series D Stock. Pursuant to the Stock Purchase Agreement, the Company agrees to use its best efforts to utilize shelf registration under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). Similarly, if the Company effects registration on its own accord for any of its equity securities, Mr. Reed will have the right to request registration of additional shares, subject to certain senior registration rights referenced in the Stock Purchase Agreement. The Company's obligation to register the Common Stock ceases if Mr. Reed is entitled to sell the shares pursuant to Rule 144(k) of the Securities Act.

       The foregoing description of certain provisions of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the Stock Purchase Agreement, which appears as Exhibit 99.1 attached hereto and is incorporated herein by reference.

       In addition to the Stock Purchase Agreement on June 12, 2000, Mr. Reed entered into a Secured Convertible Credit Facility and Security Agreement (the "Credit Facility") which provides the Company with a $6 million credit facility exercisable in increments of $500,000. The Credit Facility provides Mr. Reed with the right to convert outstanding indebtedness, if any, into shares of Common Stock of the Company. Any outstanding indebtedness would be convertible into a whole number of shares of Common Stock determined by dividing the dollar amount of indebtedness to be converted by the conversion price. The conversion price is currently $2.51 per share and is subject to adjustment pursuant to an anti-dilution mechanism. This mechanism would, with certain exceptions, lower the conversion price in the event of any subsequent issuance by the Company of Common Stock at a per share purchase price of less than $2.51. The mechanism also provides for adjustments for stock splits, stock dividends, or share reclassifications. There is currently no indebtedness outstanding under the Credit Facility. Therefore, no shares of Common Stock are currently issuable to Mr. Reed under the Credit Facility.

       The Credit Facility provides Mr. Reed with registration rights for any shares to be issued to Mr. Reed upon conversion of indebtedness, whereby the Company will, upon written request of Mr. Reed and no earlier than six months following execution of the Credit Facility, effect up to three registrations of Common Stock received by Mr. Reed upon any conversion of indebtedness pursuant to the Credit Facility. Pursuant to the Credit Facility, the Company agrees to use its best efforts to utilize shelf registration under Rule 415 of the Securities Act. Similarly, if the Company effects registration on its own accord for any of its equity securities, Mr. Reed will have the right to request registration of additional shares, subject to certain senior registration rights referenced in the Credit Facility. The Company's obligation to register the Common Stock ceases if Mr. Reed is entitled to sell the shares pursuant to Rule 144(k) of the Securities Act.

       Other than as described in this Item 4, Mr. Reed does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equity securities of the Company becoming


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CUSIP No. 828654301                                                  Page 5 of 6


eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

       Notwithstanding the foregoing, Mr. Reed reserves the right to purchase additional securities of the Company, dispose of all or a portion of his holdings of securities of the Company, or change his intentions with respect to any of the matters referred to in this Item 4.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

       Item 5(c) is amended to read as follows:

       (c) See Items 3 and 4. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 within the last sixty days

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       All contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mr. Reed and any other person are described in Item 4 above, which is incorporated herein by reference, in the Stock Purchase Agreement which is attached hereto as Exhibit 99.1 and which is incorporated herein by reference, and in the Credit Facility which is attached hereto as Exhibit 99.2 and which is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

EX-99.1 Series D Convertible Preferred Stock Purchase Agreement, dated June 12, 2000, between John E. Reed and Simione Central Holdings, Inc. is attached hereto as Exhibit 99.1.

EX-99.2 Secured Convertible Credit Facility and Security Agreement, dated June 12, 2000, between John E. Reed and Simione Central Holdings, Inc. is attached hereto as Exhibit 99.2.


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CUSIP No. 828654301                                                  Page 6 of 6


SIGNATURES.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



/s/    John E. Reed                               June   22, 2000
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John E. Reed                                      Date